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                       THROUGH JOINT VENTURE WITH AMDOCS:
      BELL CANADA SET TO LEAD THE WAY WITH BEST-IN-CLASS BILLING SOLUTIONS


- New advanced billing platform will allow customers to fully benefit from Bell and BCE convergent communications solutions
- Customers will benefit from a breakthrough ability to deliver integrated billing, more products and more targeted offers
- Bell and Amdocs to invest $200M (CDN) to create a new Canadian company, Certen Inc.

Montreal, QC and St. Louis, MO -- Wednesday, (January 31, 2001) -- Bell Canada, Canada's leading communications company and Amdocs, (NYSE: DOX), the world leader in telecommunications customer care and billing solutions, today announced they will be extending their existing business relationship through a joint venture to offer Bell's customers the most advanced billing solutions in the market.

Using Amdocs' world-leading customer care and billing software, Bell will be able to offer customers - over time - the convenience of a single bill for all of their services, including local, long distance, wireless, broadband and Sympatico(TM) Internet service. A single bill will also enable Bell to offer other customer benefits, e.g., a bundle of multiple products from across Bell/BCE at a single price. Responding to our customers' requests, we will deliver segment-specific capabilities for paperless billing and payment, such as Internet-based and CD-ROM services. The deployment of an integrated billing platform will accelerate product and service speed to market, giving our customers greater access to new products, services and targeted offers than ever before.

"Advanced billing is a key element of our plan to simplify our business so that we can better meet the needs of our customers. The ability to seamlessly build new products and services into one bill will also simplify the delivery of Bell and BCE's core strategy: bringing connectivity together with content and commerce," said Michael Sabia, Vice-Chair Bell Canada and President of BCE. "Over the years, we have developed billing platforms on a product-by-product basis. It is time for an integrated billing platform that will give us a competitive edge in the market place. Amdocs is the perfect partner to help us realize this vision."

An Amdocs solution is already being implemented for Bell's Sympatico(TM) high speed and dial-up customers. Business customers will begin to see other benefits by the end of year, with the introduction of one of the most robust data and IP billing platforms in the market place, which Bell believes can only enhance the rapid growth in this sector of its business. Additionally, wireline and wireless integrated billing will be available for all residential customers by year-end 2001.

"The implementation of Amdocs' world-leading customer care and billing solution supports Bell Canada's integrated strategy for all lines of business. This agreement illustrates Amdocs' ability to support voice, wireless and IP services with a comprehensive solution," said Avi Naor, Chief Executive Officer of Amdocs Management Limited. "We are very pleased to embark upon this joint venture with Bell Canada, which will enable Amdocs to demonstrate our extensive capabilities in the development and management of advanced billing operations for a tier-1 communications provider. Additionally, this agreement reinforces our strong commitment to our continued growth in the Canadian market."

Certen, in which Bell will hold a majority stake, will initially be focussed on implementing a best-in-class billing platform to meet the needs of Bell Canada's customers. Certen will then broaden its scope to meet the billing needs of other companies inside and outside the Bell/BCE group.

CGI, which is 41.8% owned by BCE, will play an important role in supporting this initiative. Under the existing Bell-CGI outsourcing agreement, CGI will work closely with Certen in the

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integration of this new billing platform with Bell's existing information systems infrastructure, as well as its ongoing operation.

Certen represents a total investment of more than $200 million (CDN) by both companies. Certen will be based in Montreal, with offices in Montreal, Ottawa and Toronto. Under the agreement, Bell Canada's current billing operations will be transferred to Certen over a three-month period.

Bell Canada provides a full range of communications services to customers, including wired and wireless local and long distance telephone services, Internet access, high-speed data services and directories. Bell Canada, its telecom and subsidiaries provide services through 13.6 million access lines, including 11 million in Ontario and Quebec. Bell Canada also serves more than 3 million wireless customers through Bell Mobility. Bell Canada is 80% owned by BCE Inc. of Montreal and 20% owned by SBC Communications Inc. of San Antonio, Texas. Bell Canada's Internet Web site is located at http://www.bell.ca. News releases, speeches and background information are in the Newsroom. Our e-mail address is media.relations@bell.ca

Amdocs is the world's leader in customer care and billing systems for communications and IP service providers. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With over 7,700 information systems professionals deployed worldwide, Amdocs supports a global customer base. In April 2000, Amdocs made a significant investment in Canada through its acquisition of Toronto-based Solect Technology Group for more than $1 billion. Since the acquisition, Amdocs has more than doubled its number of employees in Canada, with substantial growth in marketing, as well as research and development areas. For more information, visit www.amdocs.com.

Note: Amdocs will host a conference call on Wednesday, January 31 at 9:15 am Eastern Standard Time to discuss this announcement. This call will be carried live on the Internet via www.vcall.com and Amdocs website, www.amdocs.com.

Contact:
Bell Canada                                     or Bell Canada
Norm Berberich- Ontario                            France Poulin- Quebec
416/ 581-3311                                      514/ 391-2007
1-888-482-0809                                     1-877-391-2077

or
Amdocs
Dan Ginsburg
416/ 216-2741


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